Exhibit 9.01c

NEWS

5350 Tech Data Drive
Clearwater, FL 33760
(727) 539-7429

FOR IMMEDIATE RELEASE	SYMBOL: TECD
Monday, October 3, 2011	TRADED: NASDAQ/GS

Tech Data Takes Steps to Further Strengthen Its Capital Structure

Completes New $500 Million Five-Year Senior Unsecured Credit Facility;

Renews and Upsizes Receivables Securitization Program

CLEARWATER, FL. — Tech Data Corporation (NasdaqGS: TECD), one of the world’s largest wholesale distributors of technology products, announced today that the company has entered into a new $500 million five-year revolving credit agreement, replacing a $250 million revolving credit facility that was set to expire in March 2012. The new revolving credit facility expires in September 2016.

In addition, the company renewed its Receivables Securitization Program, increasing the borrowing capacity under the facility by $150 million to a maximum of $300 million, and extending the term by one additional year to August 2012.

“The upsized and extended credit facilities strengthen our liquidity profile and provide us with additional financial flexibility at attractive rates,” said Jeffery P. Howells, executive vice president and chief financial officer, Tech Data Corporation. “We appreciate the strong support of our bank groups and their demonstrated confidence in Tech Data. Our excellent operating performance, good cash flow and strong capital structure position us well to take advantage of market opportunities as they arise.”

Additional details regarding the credit agreement are available in the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2011.

About Tech Data

Tech Data Corporation (NASDAQ GS: TECD) is one of the world’s largest wholesale distributors of technology products. Its advanced logistics capabilities and value added services enable 125,000 resellers in more than 100 countries to efficiently and cost effectively support the diverse technology needs of end users. Tech Data generated $24.4 billion in net sales for the fiscal year ended January 31, 2011 and is ranked 109th on the Fortune 500®. To learn more, visit www.techdata.com.

The matters discussed herein may contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from expectations. Certain of these risks are set forth in the company’s periodic filings with the Securities and Exchange Commission, including the company’s most recent Form 10-K and Form 10-Q, copies of which can be obtained at the company’s Investor Relations website at www.techdata.com.

FOR MORE INFORMATION CONTACT:

Jeffery P. Howells, Executive Vice President and Chief Financial Officer

727-538-7825 (jeff.howells@techdata.com) or

Arleen Quiñones, Director, Investor Relations and Shareholder Services

727-532-8866 (arleen.quinones@techdata.com)